

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 26, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Scott J. Pollei
Chief Financial Officer
Dolan Media Company
222 South Ninth Street, Suite 2300
Minneapolis, Minnesota 55402

> **Re: Dolan Media Company**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 001-33603**

Dear Mr. Pollei:

We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2008

Item 6. Selected Financial Data

Non-GAAP Measures, pages 38-42

1. The reconciliation of the non-GAAP measure Cash Earnings presented in Selected
    Financial Data includes a number of non-cash items and, as such, appears to be more
    in the nature of a liquidity measure than a performance measure. Accordingly, it
    should be analyzed and discussed as such and reconciled to the most comparable
    GAAP measure. Please revise your document accordingly, remove the presentation
    entirely, or tell us why neither revision is necessary.

2. We note the disclosure on page 31 that you have, and will continue to have,
    significant debt and debt service obligations, and the disclosure on page 40 that you
    use a variation of Adjusted EBITDA in monitoring compliance with debt obligations.
    We further note from the tabular reconciliation of net income to Adjusted EBITDA
    that the EBITDA is adjusted using several non-cash items. Accordingly, we believe
    consideration should be given to presenting Adjusted EBITDA solely as a measure of
    liquidity, and discussed as it relates to your compliance with the debt covenants
    contained in your credit agreement. Refer to Question and Answer 10 of the staff's
    Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,
    dated June 13, 2003 for guidance.

3. You have not demonstrated that the presentations of the non-GAAP performance
    measures Adjusted EBITDA and Cash Earnings are more useful than the most
    comparable GAAP measures. Also, it is not clear how the elimination of certain
    reconciling items is consistent with the standards set forth in Question 8 of the
    Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,
    dated June 13, 2003. Specifically, it does not appear that the financial impact of most
    of the 2008 reconciling items will disappear or become immaterial within a near-term
    finite period. As such, please remove the presentation of these non-GAAP
    performance measures or tell us why you believe their presentation is appropriate.

4. As a related matter, your presentation of cash earnings per share is specifically
    prohibited under ASR 142. See Question and Answer 11 of the staff's Frequently
    Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June
    13, 2003.

Consolidated Statements of Operations, page 84

5. We note the disclosure on page 30 that, in the course of your operating history, you have acquired numerous assets and businesses. Accordingly, the break-up fee related to an agreement with the sellers of a business you intended to acquire, but did not, should be included in the determination of operating income along with other acquisition-related costs, such as your write-off of $0.6 million of professional fees, incurred in connection with potential acquisitions that you are no longer pursuing. Also, the fact you paid a $1.5 million break-up fee because you were unable to obtain debt financing underscores the importance of providing more information with respect to your liquidity, as discussed above.

Note 2 – Acquisitions, page 94

6. With respect to your 2008 acquisition of NDEx, we note you recorded a liability of $1.5 million for the estimated severance costs related to involuntary employee terminations. However, EITF 95-3 requires that certain criteria be met in order to record such a liability. Among the criteria is the requirement that management communicate the termination arrangement to the employees of the acquired company. It is unclear whether or not you met this criteria as your disclosure indicates that no positions have been eliminated, no severance payments have been made, and you continue to evaluate this plan even though you filed your Form 10-K over six months after consummation of the NDEx acquisition. Please clarify your disclosures in this regard.

Note 3 – Investments, page 101

7. Since GovDelivery is privately held, it is unclear what percentage of ownership is represented by the 50,000 shares personally owned by James P. Dolan. Please clarify your disclosure and tell us in your response how you considered Mr. Dolan's ownership and former directorship when you determined that your investment in GovDelivery should be accounted for using the cost method.

Note 5 – Goodwill and Finite-life Intangible Assets, page 103

8. With regard to the useful life of 25 years assigned to the Barrett agreement, your disclosure indicates you considered only the initial contractual term of the agreement in determining its useful life. Paragraph 11(c) of SFAS 142 indicates one of the factors used to determine useful life should be any contractual terms that may limit the useful life. While the initial stated contractual term is a factor, it appears the

frequency with which the fee schedule can be amended and the consequences of disagreement, namely termination of the agreement, should have also been considered. Please tell us how you considered the provisions of Article 3.1(b) of the Barrett agreement, filed as Exhibit 10.1 in your Form 8-K filed in September 2008 regarding the closing of your acquisition of NDEx. Further, please also tell us how you considered the factors in paragraph 11(e) of SFAS 142 in determining the useful life of such asset. Specifically address the stability of the industry and possible legislative actions that may affect your ability to continue under your current business model, as discussed in your Risk Factors on page 20 of your Form 10-K for the year ended December 31, 2008.

9. As a related matter, please include in your response how you considered the factors discussed in paragraph 11(e) of SFAS 142 in your determination of the useful life of 15 years for the Wilford and Geske and other APC service agreements.

10. Finally, please tell us in your response how you determined that a useful life of 30 years was appropriate for your mastheads and tradenames.

Exhibits, page 125

11. We note that you have incorporated by reference several exhibits, such as the Equity Purchase Agreement, the Second Amended and Restated Credit Agreement, the First Amendment to the Second Amended and Restated Credit Agreement and the Asset Purchase Agreement as Exhibit 2.1, Exhibit 10.28, Exhibit 10.30 and Exhibit 10.31, respectively. These exhibits do not appear to contain all of the exhibits and schedules either listed in the table of contents or referred to in the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please refile each exhibit to include the omitted schedules and exhibits. Further, please confirm that you will file all exhibits in full and include all attachments, schedules and exhibits in future filings.

Schedule 14A as of May 15, 2009

Compensation Discussion and Analysis, page 26

12. We note that you consider peer group companies in preparation of your compensation levels. In future filings, please describe in greater detail the degree to which the Compensation Committee considered the benchmark companies comparable to you and discuss where your actual payments fall relative to the information you reviewed. To the extent actual compensation was outside a targeted percentile range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

13. We note on page 28 your use of performance targets in determining performance-based payments to your named executive officers. Please confirm that in future filings you will quantify all performance targets, including EBITDA, under your incentive programs that must be achieved in order for your named executive officers to earn their incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

Sincerely,

David R. Humphrey
Branch Chief